1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 8, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3	Announcement on 2026/05/08: Announcement on 2026/05/08: Announcement on 2026/05/08:

The Company announced consolidated financial statements for the three months ended March 31, 2026 approved by the Board of Directors

New appointment of Technology Senior Executive Vice President

Board of Directors approved the appointment of senior management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the three months ended March 31, 2026 approved by the Board of Directors

Date of events: 2026/05/08

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2026/05/08
2.
Date of approval by the audit committee: 2026/05/04
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2026/01/01~2026/03/31
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 59,988,435
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 22,749,747
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 13,104,526
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 13,180,725
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 10,607,722
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 10,109,931
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.30
11.
Total assets end of the period (thousand NTD): 547,813,634
12.
Total liabilities end of the period (thousand NTD): 136,380,954
13.
Equity attributable to owners of parent end of the period (thousand NTD): 396,312,256
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

New appointment of Technology Senior Executive Vice President

Date of events:2026/05/08

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): important personnel
2.
Date of occurrence of the change: 2026/05/08
3.
Name, title, and resume of the previous position holder: Chih-Hsiung Huang, Technology Senior Executive Vice President
4.
Name, title, and resume of the new position holder: Hey-Chyi Young, President of Information Technology Group
5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death", "new replacement" or "dismissal"): retirement
6.
Reason for the change: retirement
7.
Effective date: 2026/06/30
8.
Any other matters that need to be specified: None

EXHIBIT 99.3

Board of Directors approved the appointment of senior management

Date of events:2026/05/08

Contents:

1.
Date of occurrence of the event: 2026/05/08
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: None
5.
Cause of occurrence:

The 5th meeting of the 11th Board of Directors resolved as follows: Ms. Hey-Chyi Young, President of Information Technology Group, will be transferred to Technology Senior Executive Vice President on June 30, 2026. Mr. Ming-Tsung Chen, President of New Taipei Branch, will be the successor to Ms. Young as the President of Information Technology Group.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): The effective date is June 30, 2026.